May 13, 2015

Celeste M. Murphy

Division of Corporate Finance

Securities Exchange Commission

Re: Poverty Dignified

Registration Statement on Form S-1

Filed February 6, 2015

File No. 333-201936

Dear Ms. Murphy,

Please see our response to your comments below.

General

1. Please amend your filing to include all signatures required by Instruction 1 of Form S-1.

We have updated George C. Critz’s signature block to additionally describe him as the Chief Accounting Officer.

We have added the following signature blocks:

/s/ Jonathan Biggs	Manager	April xx, 2015
Jonathan Biggs

2. Please identify your company as a shell company on the cover page of the prospectus.

We do not believe we are a shell company. Rule 144(i)(1) defines a shell company as a company that is now or at any time previously has been an issuer, that has:

(A)	No or nominal operations; and

(B)	Either:

(1)	No or nominal assets;

(2)	Assets consisting solely of cash and cash equivalents; or

(3)	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

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This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K. We are a development stage company pursuing an actual business. We have assets other than cash and several projects under development. Further, we do not believe our operation to be considered nominal. Our officers and directors have spent many hours developing the business plan, intellectual property, traveling to Africa to implement our business plan, and overseeing development of our projects.

Further, we sold our first franchise on March 30, 2015 for $105,000. We have made multiple updates throughout the document to reflect this.

3. Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

We have no such intention. The company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. We have disclosed this on page 6 under the section entitled “Prospectus Summary – Future Assets and Growth.”

Risk Factors, page 9

4. Please revise your risk factors so they adequately address the current state of your operations. We note in various risk factors you mention your franchisees and their responsibilities. Additionally, we note that you have “increased the number of your franchises programs and intend to expand further in the number and diversity of [y]our programs.” Please advise how these statements are accurate given your disclosure that the company has not begun operations beyond organization activities.

As of March 30, 2015, we have a franchisee (noted in response #2 above.) However, we are still in the development stage so we made the following amendments in the effort of full disclosure:

The following risk factors were amended to read as follows:

We are a development stage corporation.

Although we have established a business plan and have commenced operations, there is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. As of March 30, 2015, we sold our first franchise for $105,000. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our service and products, the level of our competition and our ability to attract and maintain key management and employees. You should not invest in this offering unless you can afford to lose your entire investment.

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We will need either additional financing or to generate revenues in order to continue operations.

As of February 28, 2015 we had approximately $15,741 of cash. To date, we have expended approximately $1,498,926 and have not generated revenue to accomplish our business plan, and burn rate, as defined, there is substantial doubt about the Company’s ability to continue as a going concern. Therefore, to continue, we must either generate revenues or acquire additional financing. We believe that we will be able to do both along with a reduction in expenses. Many of our costs to date were start up costs that will not occur again. Furthermore, we hope to begin generating revenues in spring of 2015 contingent upon selling our franchise units. As of March 30, 2015, we sold one franchise for $105,000. After this Registration Statement is deemed effective, we may elect to raise additional funds through private placement offering or through another offering if we are in need of additional funds. Potential investors should be aware that there is no guarantee of success in generating revenues or raising additional funds.

 It will be the responsibility of each franchisee to work with their financial institution to collect all receivables due to them, and their inability to collect such receivables may have an adverse effect on our immediate and long-term liquidity. To date, we have sold one franchise.

We do not intend to, via our franchisees, extend credit to customers for any reason. It will be the responsibility of the franchisee to execute the sales process as it relates to their established financial institution. It will be important to note that overseas customers may be subject to economic cycles and conditions that may adversely affect us. Each individual lending institution may choose to extend microfinance loans to their customers and in doing so have their own set of guidelines to consider. These microfinance loans could present a challenge to potential customers who wish to secure our products and services via a microfinance loan.

Failure to manage growth effectively could result in inefficiencies that could increase our costs, reducing our profitability.

We intend to quickly increase the number of our franchise programs and intend to expand further the number and diversity of our programs. The number of locations where we may deploy our franchises may also increase. Our ability to manage our planned growth effectively will require us to:

•	Enhance quality control, operation, financial and management systems;

•	Expand facilities and equipment; and

•	Successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

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An expansion and diversification of our product range, manufacturing and sales will result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as expenditures on plant, equipment and property in order to meet the anticipated demand of our customers.

Because our operations are international, we will be subject to significant worldwide political, economic, legal and other uncertainties that may make collection of amounts owed to us difficult or costly, or conducting operations more difficult should materials needed from certain places be unavailable for an indefinite or extended period of time.

We are in the process of deploying our first franchise in Africa, which we sold in March 2015. We plan to initially deploy our business model in the continent of Africa, specifically Kenya, and over time in South Africa. We will be subject to the laws and currency fluctuations in the countries which we operate. Specifically in Kenya, there is an unemployment rate of 40% with 50% of the population living below the poverty line. Kenya is also ranked 136 out of 177 countries for corrupt dealings. The availability of skilled and educated labor is also low. Moreover, we are subject to a variety of United States laws and regulations, changes to which may affect our ability to transact business with certain customers or in certain product categories.

5. Please add a risk factor clarifying that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

We do not believe we are a shell company and therefore, Rule 144(i) does not apply. Please see our answer to comment #2 herein. Please note we sold our first franchise on March 30, 2015 and are entering into our operational phase.

Plan of Distribution and Terms of the Offering, page 16

6. We note you have identified your selling shareholders as underwriters and state that the shares will be sold at a fixed price of $1.25 per share for the duration of the offering. However, in the fifth paragraph of this section there is disclosure regarding the development of a market and once that is established “the shares may be sold or distributed by the selling stockholders….at market prices prevailing at the time of sale.” Please be advised that as underwriters your selling shareholders must sell at the fixed price of $1.25 regardless of the prevailing market price. Please revise your disclosure accordingly.

We have updated this to read as follows:

Once a market has been developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers or dealers who act solely as agents, only at a price of $1.25. The distribution of the shares may be effected in one or more of the following methods:

Description of Business, page 21

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7. We note on your company website under the heading of Company Overview you discuss that “Poverty Dignified Core Values (clickable) are the guiding principles to providing economic, educational and faith-based opportunities and resources…” Please expand your business section to include a discussion of these aspects of your business.

We have added the following to the Description of Business on page 21:

At Poverty Dignified, we are proud of our guiding principles to provide economic, educational and faith-based opportunities and resources in order to offer solutions to the challenges faced by mankind in remote indigenous areas that need innovation and sustainability to move forward.

Economic Opportunities:

In each remote area we plan to enter, one of our guiding principles is to create economic opportunity. In order to accomplish this we first must create jobs at the franchise level. By recruiting and training employees to operate a given franchise model, they will in turn spend that money locally stimulating the local economy. They will also learn entrepreneurial skills that will facilitate the birth of new, innovative business concepts that solve local problems, create new jobs and sustainability. We call this our “economic opportunity cycle”.

Educational Opportunities:

In each remote area we plan to enter, one of our guiding principles is to create educational opportunity. We believe that change starts with education, and in remote areas education is a challenge. We see the solution being two-fold 1) Education Delivery and 2) Educational Content. To solve the delivery problem we provide mini-tablets that can be loaded with school curriculum, teaching series, books, music and entertainment. To solve the content problem we have created a library of materials to educate kids in remote areas from grades one to twelve. We also have various self-help and vocational teaching series as well as books, music and entertainment.

Faith-Based Opportunities and Resources:

In each remote area we plan to enter, one of our guiding principles is to create faith-based opportunities and resources. In order to achieve this we seek to partner with faith-based organizations to compile download content, which will be loaded on to our mini-tablets that are in the hands of people in remote areas. We believe that by creating synergistic relationships within the faith-based community we can compile content that addresses the health and wellbeing of the whole man and foster innovative thinking.

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8. Upon reviewing your company website povertydignified.com we find under the heading of Companies PD Store, PowerIT Perfect, MyFarm, MyMedia, MyEduction, SquareFIT S.C. and Innovate Churches. Additionally, we note reference on page 32 in your Results of Operations section to two additional franchise concepts you expect to deploy in March/April and a major technology in the energy generation sector you expect to launch as early as February 1, 2015. Please advise or revise your disclosure to provide a balanced discussion of all aspects of your business in your prospectus.

We disclosed that we are a business incubation company and thus have concepts that are in the idea formulation stage only. These ideas are not ready to be disclosed or developed at this time, and this section of the website was not intended to be public. We have since removed this section.

The two additional franchise concepts that we referred to as expected to launch in March/April, as noted on page 32 under Results of Operations, were ideas that we discussed to compliment or enhance the MyPower Solutions franchise concept. Since that time, a decision has been made not to pursue the design and deployment of these two franchise concepts. In regards to the major technology in the energy generation sector, this was decided to be cost prohibitive at this time and is no longer being considered achievable by Poverty Dignified. We have revised this Results of Operations section to reflect these decisions.

Our first microfranchise: My Power Solutions, Inc., page 27

9. Your website states that “PD started with a single cargo unit positioned in Kibera Slums, funded by Kevin Lowther the first MyPower Solutions store was a test, an experiment to see how well a business plan such as this could operate, how it could work operating a company across the Atlantic ocean and what products would be in demand.” We note your disclosure on page 27 that you have a prototype of a charging station but that it is not yet in commercial operation. Please advise if these statements are referencing the same actions. If so please provide disclosure regarding your operations in Kibera. Further we note your disclosure under your Results of Operations heading on page 32 that you paid an individual for assistance in entry into the African market. Please ensure your disclosure is accurate and consistent throughout your filing.

These statements are not referencing the same actions. As stated on the website, when Poverty Dignified started in the Kibera Slums, it started with a pilot program to prove the concept and test the model. From the success of the pilot program in the Kibera Slums, Poverty Dignified then designed and built, through its Research and Development, the full franchise business model and the prototype of the charging station that was then sent to Africa to scale and to date, as disclosed on page 27, is not yet in commercial operation. Through the Research and Development process to move the franchise concept to the next level, Poverty Dignified, as disclosed on page 32, paid for assistance in entry into the African market with its franchise concept. We have revised our statement on the website and our disclosure on pages 27 and 32 to be accurate and consistent throughout our filing.

Expected Milestones, page 29

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10. Please provide your basis for the expected milestones predicted in your registration statement.

We have updated the milestones to read as follows:

We sold our first franchise on March 30, 2015. In May, 2015, we intend to open our first offices in Africa and start franchise development in Kenya and South Africa. We hope to have our first franchise unit open before the end of the month.

In July, 2015, we believe we will have nine franchise units open.

In August, 2015, we hope to have an additional ten franchise units open for a total of 19 units.

In September, 2015 we to hope to open an additional twelve franchise units for a total of 31 units.

By November, 2015 we hope have 55 total franchise units open in Africa.

We developed these milestones and the expected timeframes utilizing various factors. These factors include internal projections developed by our Director of Operations in Africa based on the status of the organizing activities in Africa, completion of our Franchise Disclosure Documents for the US, completion of our African Franchise Disclosure Document which allows us to sell franchises in Africa, combined with our knowledge that we have seen interest and received invitations to present our Franchise opportunity to organizations in the US who have verbally represented to us they are interested in multiple units for purchase, our Director of Operations in Africa is currently in negotiations to purchase multiple franchise units in Africa, and our success in selling one franchise during March.

Additionally, we have had some initial indications of interest from two companies and one government organization in Africa to discuss entering into a pilot program to include franchise locations in the nine provinces of South Africa. If those discussions lead to the installation of a pilot program, and the pilot and program is rolled out successfully, we estimate that between 81 and 270 additional franchise units could be added in the nine provinces.

The projected milestones above are influenced by numerous factors that are both uncertain and also subject to revision as more information becomes available. Due to the uncertainty of the factors involved, the timelines and the actual sales of franchise units may be subject to unforeseen delays or may not occur at all.

Intellectual Property & Proprietary Rights, page 29

11. We note you disclose on page 32 that you paid $8,750 to an attorney to assist you in obtaining a patent for your intellectual property related to your container, controller and solar panels. However, you state that you hold no patents on page 29. Please advise if a provisional patent has been granted.

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We have updated page 29 to read as follows:

We currently have a provisional patent on our solar panels and controller within the container as we have filed a patent application for this technology.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended November 30, 2014, page 32

12. Please revise to clearly describe why you believe you will see a significant reduction in the “monthly burn rate” as you move into an operational stage and out of a development stage, and define “burn rate.” In this regard, explain when you believe you will transition from a development stage to an operational stage and if you believe it will occur within the next twelve months.

We are considered to be in the development stage and are currently exploring market opportunities in Kenya and South Africa. From inception to February 28, 2015, we have expensed $7,058,269 of which $5,855,144 was non-cash compensation and $1,202,855 was other start-up costs. We do not expect to incur many of these costs on a regular basis as they were for research and development and stock to our founders and consultants. Although we do believe we will continue to need the services of our founders and consultants, we do not believe that we will continue to issue large quantities of stock for those services. Stock to our founders and consultants was tendered at par value and for various services. We have valued the stock at $1 per share based on our Private Placement price of $1 per share that commenced fundraising in January 2014 and closed in November 2014. In March 2015, we sold our first franchise for $105,000. We believe we will continue selling franchises over the next 12 months and this will provide for our expenses. We also believe that we will not invest as much capital for research and development, and therefore, our expenses will decrease. Furthermore, we issued significant amounts of stock in exchange for services. We do not believe that we will continue this trend in the future. Thus, we believe that we will see a significant reduction in our monthly burn rate as we move into an operational stage and out of a development stage. We define burn rate as the rate which we spend capital in excess of revenues. As of February 28, 2015, we had cash of $15,741 and have continued to maintain a positive working capital balance since inception, although we have had a decrease in cash over the last six months and will need to find additional sources of capital to continue. We believe in the near future we will generate revenues from the deployment of our franchises. We believe that we will have sufficient capital to operate over the next 12 months, however additional funding will be necessary to complete our franchise deployment and sales.

13. Further, describe why you will not require the same level of services from founders and consultants in the operational stage considering that you have plans to deploy your franchise business model in various territories throughout Africa and constantly incubate other business concepts and technologies.

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We do believe we will continue to need the services of our founders and consultants, but do not believe we will require the same level of services from founders and consultants in the operational stage. We now have in place on the ground in Africa our Director of operations for Africa, with his team, who will oversee African operations to deploy our franchise business model in various territories throughout Africa. From this point forward as it relates to our African franchise concept, MyPower Solutions, our founders will manage instead of drive the business and will be able to work on the business not in the business. Through expected successes in Africa, Poverty Dignified will then leverage profits to identify, budget and incubate additional business concepts and technologies.

Liquidity and Capital Resources, page 33

14. You state that you “plan on holding off any additional expenses related to salaries…” In this regard, we note that you have agreed to compensate your officers and employees for their services as described on page 36. Please revise to clarify how long you intend “holding off” expenses related to salaries and research and development and how you intend to satisfy your compensation agreements with officers and employees.

We have struck the sentence regarding “holding off” of expenses. Certain officers of our company, specifically George C. Critz, our CFO, and John K. Lowther, our CEO, have agreed to defer salaries if our cash flow does not allow. We are substantially complete with our Research and Development activities as it relates to our franchise operations in Africa, and do not expect to incur any additional Research and Development expenses at this time, with respect to the afore mentions MyPower Solutions concept.

Executive Compensation, page 36

15. Please advise whether the salaries listed in the summary compensation table were accrued or paid to the named executive officers. If these salaries were paid in cash please include a footnote to the table identifying that information.

We have added the following footnote:

(1)	These salaries were paid to the named executive officers in cash.

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Long term agreements, page 37

16. Refer to the stock compensation disclosed under Long-Term Compensation for Mr. Lowther and Mr. Critz. Please reconcile the amounts disclosed on this table with the amounts disclosed on page 37 for these officers.

The stock compensation table has been properly revised. We have also made additional updates as follows:

	September 27, 2013 to February 28, 2015			Long Term Compensation
Name and Principal Position	Salary(1)	Bonus	Other Annual Compensation	Stock(2)	Options	Total

Kevin Lowther	$180,000	-0-	-0-	$1,999,800	-0-	$2,179,800
CEO, Director
George C. Critz, III	$120,000	-0-	-0-	$1,449,855	-0-	$1,569,855
CFO
Jonathan Biggs	$71,605	$1,200	-0-	$1,499,850	-0-	$1,572,655
International Business Manager
Robert C. Jolley	$51,031	-0-	-0-	$0	-0-	$51,031
VP of Procurement MPS

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Financial Statements for the Period from September 27, 2013 (Inception) to August 31, 2014

Statement of Changes in Stockholders’ Equity, page F-5

17. Refer to the 5,372,036 shares issued. Revise to reflect the number of shares issued to the officers and directors for compensation separate from the shares issued in the private placement.

We have updated this to read as follows:

Statement of Changes in Stockholders' Equity For the Period from September 27, 2013 (Inception) to August 31, 2014

	Common Stock				Total
	Number of Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Stockholders' Equity

Balance at September 27, 2013 (Inception)	-	$-	$-	$-	$-

Issuance of common stock in Private Placement Memorandum	7 47,036	74	746,962	-	747,499
Stock Compensation	4,625,000	463	4,624,537		4,624,537
Net loss	-	-	-	(5,226,579)	(5,226,579)

Balance at August 31, 2014	5,372,036	$537	$5,371,499	$(5,226,579)	$145,457

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Note 3. Stockholders’ Equity, page F-9

18. We note that you recorded compensation expense during the period of $4,624,537. The type of compensation arrangement underlying this expense is not clear. For example, on page 5, you indicate that this expense relates to “options to founding company directors” and on page 36 you “issued” stock for services rendered by your officers and directors. On pages 14, 32, 33 and F-7 you make reference to the sale of stock to founders and consultants and initial rights granted to founders. Revise to clearly describe all sharebased payment arrangements, including, but not limited to the nature and terms of such arrangements and provide all of the related disclosures required by ASC 718-10-50.

We have removed any reference to the word “option” as there is no option plan (page 13.)

Under the “Executive Compensation – Long Term Compensation” section we have added additional disclosures to comply with ASC 718-10-50:

When the company was organized in September of 2013, John K. Lowther was granted 1,500,000 founders shares at par value of .0001 for services already rendered in the start up development and growth of the company. He was also granted 500,000 additional shares at par value in exchange for services as CEO. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $1,999,800. Mr. Lowther’s services to date have included development of our intellectual property, development of our business plan, negotiation of bringing our services to the African marketplace, development of relationships in the African marketplace.

When the company was organized in September of 2013, Jonathan Biggs was granted 1,500,000 founders shares at par value of .0001 for services already rendered in the start up development and growth of the company. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $1,499,850. Mr. Biggs will continue to serve in his capacity as International Business Manager, managing our franchisee setups, relationship development in the continent of Africa, and organization of business in the continent of Africa.

When the company was organized in September of 2013, George C. Critz, III, through his LLC, Enverdia, was granted 1,000,000 founders shares at par value of .0001 for services already rendered in the start up development and growth of the company. He was also granted 450,000 additional shares at par value in exchange for services as CFO. The underlying value of thestock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $1,449,855. Mr. Critz’s services to date have included services as our financial officer, development and protection of our intellectual property, as well as development with churches within the United States.

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When the company was organized in September of 2013, Larry J. Blevins was granted 100,000 founders shares at par value of .0001 for services already rendered in the start up development and growth of the company. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $99,990.

When the company was organized in September of 2013, Lloyd Bustard was granted 500,000 founders shares at par value of .0001 for services already rendered in the start up development and growth of the company. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $499,950.

When the company was organized in September of 2013, Richard C. Elkins was granted 25,000 founders shares at par value of .0001 for services already rendered in the start up development and growth of the company.. He was also granted 75,000 additional shares at par value in exchange for services rendered in marketing, advertising and graphic design. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $99,990.

In exchange for services in church consulting and franchise sales networking, Morton Bustard was granted 100,000 shares at .0001 par value per share. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $99,990.

In exchange for services as VP of Operations in the Continent of Africa, Warwick Ernstzen was granted 50,000 shares at .0001 par value per share. The underlying value of stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $49,995.

In exchange for services in franchise sales and development, Steve Kaloper was granted 5,000 shares at .0001 par value per share. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $4,999.

In exchange networking services, Nadya Dickson was granted 1,000 shares at .0001 par value per share. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $1,000.

In exchange for consulting services, Sterling Interests, LLC, was granted 50,000 shares at .0001 par value per share. The underlying value of the stock was deemed to be valued at $1.00 per share based on the sale of the stock to third parties in a private placement offering during the first half of 2014. Stock compensation expense related to services rendered was $49,995.

Total stock compensation expense related to the initial common stock issued to the founders disclosed above is $4,624,537. Additional stock compensation expense recorded during the second quarter (period ending February 28, 2015) relating to shares disclosed above is $1,230,877.

Recent Sales of Unregistered Securities, page 41

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19. For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

We have updated the following disclosure to read as follows:

In January 2014, 4,625,000 shares of our common stock were issued to various founders for consideration for services and a purchase price of $.0001 per share. These services included operational responsibilities of CEO; operational responsibilities of CFO; marketing, advertising and graphic design; consulting services for franchise sales development through church organizations to support missions’ efforts globally; management and oversight of franchise development in the Continent of Africa and franchise sales and development in the United States. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and did receive share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

In December 2014 and January 2015, 1,231,000 shares of our common stock were issued to various persons for consideration for services rendered and a purchase price for those shares of $.0001 per share. These services included operational responsibilities of CEO; operational responsibilities of CFO; marketing, advertising and graphic design; consulting services for franchise sales development through church organizations to support missions’ efforts globally; management and oversight of franchise development in the Continent of Africa and franchise sales and development in the United States. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and did receive share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Throughout 2014, 1,182,180 shares of our common stock were issued to various persons for consideration totaling $1,182,180 in reliance on the exemption under Rule 505 of Regulation D of the Securities Act of 1933 and in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and did receive share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Thank you for your time. Please direct future comments to our securities counsel at jillian@syndicationlawyers.com

Sincerely,

/s/ George Critz

Poverty Dignified, Inc.

George Critz, CFO

cc: Jillian Sidoti

Trowbridge Taylor Sidoti LLP

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